UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: March 23, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement entitled “2016 Annual Results Announcement”
99.2	Press Release entitled “Reshaping Cost Competitiveness Steady Progress Made in All Businesses in 2016”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2016 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear Shareholders,

On behalf of the Board of Directors, I am pleased to present the annual results announcement of the Company for the year ended 31 December 2016 and wish to extend my sincere gratitude for your continuous support and concern.

By the time this announcement is published, we have got through another “cold winter” of low oil prices. During the past year, global economic growth remained stubbornly low. International oil prices stayed at a low level during the first half of the year and rebounded moderately during the second half. The oil industry all over the world experienced turbulence caused by the plunge in oil prices. Although prolonged low oil prices have exerted considerable pressure on the Company’s profitability, you may have already noticed that we were able to further demonstrate our strong cost competitiveness. In addition, we kept improving our corporate governance mechanism and both our abilities to withstand risks and sustain growth have been enhanced.

In 2016, the Company achieved net oil and gas production of 476.9 million BOE amidst a further reduction in capital expenditures. The four projects planned at beginning of the year all successfully commenced production. In terms of exploration, a total of 14 commercial discoveries were made, and 25 successful appraisals of oil and gas structures were achieved. Oil and gas reserves derived from independent exploration in offshore China maintained at relatively high levels. Exploration activities in new areas achieved breakthroughs too. Several major high-quality projects overseas progressed smoothly. Exploration in the Starbroek block in Guyana once again achieved a significant discovery.

The Company’s oil and gas sales revenue for the year amounted to RMB121.3 billion; net profits reached RMB637 million. While delivering our results for the year, we have not forgotten to reward our shareholders: the Board of Directors has recommended a final dividend of HK$0.23 (tax inclusive) per share for the year.

Before this cycle of sharp fall of oil prices, the Company’s management took precautions and initiated the “Year of Quality and Efficiency” program by implementing very stringent cost control. For the last three years, we have unrelentingly pursued a management concept centered on cost control and efficiency enhancement. We have formulated a practical development plan for the Company. I am pleased to take this once-a-year opportunity to sincerely communicate with you in a hope to further enhance your understanding of the Company.

Reshaping our cost competitiveness

The most important link in the Company’s value chain has always been to create more benefits to our shareholders. Facing with oil price fluctuations – which are beyond our control – we have consistently put cost control as the key in dealing with industry cycles. Over the past four years, the Company’s all-in cost has dropped from its highest level of US$45.02 per BOE in 2013 to US$34.67 per BOE in 2016. The operating expenses per BOE have significantly declined by 37.8%, back to US$7 level.

In 2016, the Company paid further attention to quality and efficiency and struck a balance between the Company’s short-term going concern and long-term sustainable development. It pursued growth with value and increased profitability-oriented production volume. As a result, its ability for sustainable development has improved overall.

Since the listing of the Company, we have never compromised the pursuit for quality of our growth. In recent years, through further cost management, paying attention to every minor area, and reshaping our cost competitiveness from the Company level to project level, we have been able to achieve the outstanding results that we see today.

In 2016, the Company maintained prudent financial policies, improved capital efficiency, optimized its asset portfolio structure, focused more on asset returns, and realized sound and steady growth in every business areas.

Reform and innovation spur growth

Long before there were any inklings of the current low oil price environment, the management had begun to explore ways to resolve bottlenecks in the growth of the Company. This year, innovative strategies are being implemented to drive growth, and human resources systems reforms were deepened to stimulate the vitality of the Company’s development.

A people-oriented approach with a strategy to develop talent forms the foundation of the Company’s development. We fully appreciate that talent is the driving force of our growth. Without a sufficient talent reserve, the Company would lack the momentum for long-term growth. For this reason, we have stepped up our efforts to train young management and research personnel and we have adopted incentives to stimulate the continued development of the Company.

Thanks to its effective talent and development strategies, the Company has made considerable achievements in the area of scientific research during the year. With research focusing on exploration and development technology of deep-water oil and gas fields, offshore heavy oil, low porosity and low permeability oil and gas fields, the Company has benefitted from some remarkable research progresses – a number of which have already been applied with good results. Such research provides strong technical support for the sustainable development of the Company.

However, reforming and innovating do not mean reckless endeavor. During the past year, we maintained a prudent financial policy and focused our efforts in building a sound risk management system to better monitor and control the risks associating with major investment decision-making processes.

The Company attaches great importance to health, safety and environmental protection, promoting the awareness of safety, strengthening safety and risk control, and enhancing the development of a safety culture. We have taken strict precautions to prevent major risks in order to achieve smooth and stable operations throughout the year.

We have continued to ensure that our standards are on par with our international first-class peers. Through continuous learning and innovation, we want to ensure a smooth ride for the Company. In 2016, the Company was awarded the “Asian Excellence Award” and “Asia’s Best Corporate Social Responsibility (China)” award by Corporate Governance Asia, the Platinum Award of “2016 Corporate Awards” and “Best Initiatives in Environmental Responsibility” by The Asset, and “2016 China Securities Golden Bauhinia Awards – Most Influential Brand for a Listed Company” by Ta Kung Pao, which highlights the market recognition of the Company’s good governance and its fulfilment of social responsibility.

A comprehensive strategic plot

In 2017, our strategies in exploration will focus on the continued search for large and medium-sized oil and gas fields. We will adhere to a value-driven approach, optimize our exploration portfolio and focus on the quality of our oil and gas reserves. We will prioritize high-return and quick-monetization assets to enhance the competitiveness of our core business and to secure the mid-to-long term sustainable development of the Company.

In 2017, a total of five new projects will commence production, of which, the Penglai 19-9 comprehensive adjustment project and the Enping 23-1 oilfields have already come on stream. During the year, more than 20 new projects will be under construction, laying a strong foundation for the sustainable development of the Company.

After years of hard work, we have established our presence in more than 20 countries and regions. With its diversified portfolio of high-quality assets, the Company actively participates in numerous world-class oil and gas projects, becoming one of the world’s leading industry players. Whatever challenges lie ahead, we are fully confident of the Company’s future development potential.

In 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company. Mr. Yuan Guangyu was appointed as the President and an Executive Director of the Company. Mr. Li Fanrong resigned as the Chief Executive Officer and an Executive Director. Mr. Lv Bo resigned as a Non-executive Director. On behalf of the Board of Directors, I would like to express my gratitude to Mr. Li Fanrong and Mr. Lv Bo for their contributions and services to the Company and welcome Mr. Liu Jian and Mr. Yuan Guangyu.

Considering the uncertainties in the world’s economy, we have no way of predicting the future of oil prices. Nevertheless, with our team’s determination and perseverance, with our courage and confidence, we believe that we can overcome difficulties and look forward to a brighter future.

YANG Hua

Chairman and CEO

Hong Kong, 23 March 2017

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2016	2015

REVENUE
Oil and gas sales	4	121,325	146,597
Marketing revenues		20,310	21,422
Other income		4,855	3,418

		146,490	171,437

EXPENSES
Operating expenses		(23,211)	(28,372)
Taxes other than income tax		(6,941)	(10,770)
Exploration expenses		(7,359)	(9,900)
Depreciation, depletion and amortisation	5	(68,907)	(73,439)
Special oil gain levy		—	(59)
Impairment and provision	5	(12,171)	(2,746)
Crude oil and product purchases		(19,018)	(19,840)
Selling and administrative expenses		(6,493)	(5,705)
Others		(4,802)	(3,150)

		(148,902)	(153,981)

(LOSS)/PROFIT FROM OPERATING ACTIVITIES		(2,412)	17,456
Interest income	5	901	873
Finance costs	6	(6,246)	(6,118)
Exchange losses, net		(790)	(143)
Investment income	5	2,774	2,398
Share of (losses)/profits of associates		(609)	256
Share of profit of a joint venture		533	1,647
Non-operating income, net		574	761

(LOSS)/PROFIT BEFORE TAX	5	(5,275)	17,130
Income tax credit	7	5,912	3,116

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		637	20,246

OTHER COMPREHENSIVE INCOME/(EXPENSE)
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations		10,422	7,979
Share of other comprehensive (expense)/income of associates		(127)	74
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income		(461)	(1,573)
Others		12	134

OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		9,846	6,614

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		10,483	26,860

EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	9	0.01	0.45
Diluted (RMB Yuan)	9	0.01	0.45

Details of the dividends proposed and paid for the year are disclosed in note 8.

Consolidated Statement of Financial Position

31 DECEMBER 2016

(All amounts expressed in millions of Renminbi)

	Notes	2016	2015
NON-CURRENT ASSETS
Property, plant and equipment		432,465	454,141
Intangible assets		16,644	16,423
Investments in associates		3,695	4,324
Investment in a joint venture		26,300	24,089
Equity investments		4,266	3,771
Deferred tax assets	7	24,844	13,575
Other non-current assets		7,422	7,828

Total non-current assets		515,636	524,151

CURRENT ASSETS
Inventories and supplies		8,709	9,263
Trade receivables	10	23,289	21,829
Derivative financial assets		428	7
Equity investments		15	14
Other financial assets		52,889	71,806
Other current assets		6,150	7,415
Time deposits with maturity over three months		16,830	18,010
Cash and cash equivalents		13,735	11,867

Total current assets		122,045	140,211

CURRENT LIABILITIES
Loans and borrowings	12	19,678	33,585
Trade and accrued payables	11	25,345	32,614
Derivative financial liabilities		426	—
Other payables and accrued liabilities		14,866	13,534
Taxes payable		6,775	4,647

Total current liabilities		67,090	84,380

NET CURRENT ASSETS		54,955	55,831

TOTAL ASSETS LESS CURRENT LIABILITIES		570,591	579,982

NON-CURRENT LIABILITIES
Loans and borrowings	12	130,798	131,060
Provision for dismantlement		50,426	49,503
Deferred tax liabilities	7	5,670	11,627
Other non-current liabilities		1,326	1,751

Total non-current liabilities		188,220	193,941

NET ASSETS		382,371	386,041

EQUITY
Equity attributable to owners of the parent
Issued capital	13	43,081	43,081
Reserves		339,290	342,960

TOTAL EQUITY		382,371	386,041

YANG Hua	YUAN Guangyu
Director	Director

NOTES

31 December 2016

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Companies Ordinance (Cap. 622).

The financial information relating to the years ended 31 December 2016 and 2015 included in this announcement does not constitute the Company's statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap.622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap.622) and will deliver the financial statements for the year ended 31 December 2016 in due course.

The Company's auditor has reported on the financial statements of the Group for both years. The auditor's reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap.622).

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2016 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2015, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2016. The adoption of the amendments had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

3.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2016 and 2015.

	E&P		Trading business		Corporate		Eliminations		Consolidated

	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

External Revenue	114,935	137,243	30,986	33,777	569	417	—	—	146,490	171,437
Intersegment Revenue*	10,676	12,339	(10,676)	(12,339)	113	85	(113)	(85)	—	—

Total revenue	125,611	149,582	20,310	21,438	682	502	(113)	(85)	146,490	171,437

Segment (loss)/profit for the year	(346)	15,695	656	879	30,701	6,048	(30,374)	(2,376)	637	20,246

Amounts included in the measure of segment profit or loss
Operating expenses	(23,220)	(28,372)	—	—	—	—	9	—	(23,211)	(28,372)
Taxes other than income tax	(6,901)	(10,748)	—	7	(40)	(29)	—	—	(6,941)	(10,770)
Exploration expenses	(7,393)	(9,973)	—	—	—	—	34	73	(7,359)	(9,900)
Depreciation, depletion and amortisation	(68,333)	(72,665)	(144)	(324)	(470)	(509)	40	59	(68,907)	(73,439)
Impairment and provision	(12,180)	(2,690)	9	(56)	—	—	—	—	(12,171)	(2,746)
Selling and administrative expenses	(4,920)	(3,644)	(296)	(340)	(1,307)	(1,733)	30	12	(6,493)	(5,705)
Interest income	217	147	1	—	1,805	1,028	(1,122)	(302)	901	873
Finance costs	(3,384)	(3,407)	(1)	(1)	(4,183)	(3,369)	1,322	659	(6,246)	(6,118)
Share of (losses)/profits of associates and a joint venture	(63)	(117)	—	—	(13)	2,020	—	—	(76)	1,903
Income tax credit/(expense)	3,811	44	(24)	(8)	2,125	3,080	—	—	5,912	3,116

Other segment information
Investments in associates and a joint venture	737	800	—	—	29,258	27,613	—	—	29,995	28,413
Others	497,413	532,765	1,898	3,336	342,810	344,037	(234,435)	(244,189)	607,686	635,949

Segment assets	498,150	533,565	1,898	3,336	372,068	371,650	(234,435)	(244,189)	637,681	664,362

Segment liabilities	(331,339)	(364,056)	(947)	(2,243)	(138,352)	(145,475)	215,328	233,453	(255,310)	(278,321)

Capital expenditure	49,122	66,122	—	11	395	386	—	—	49,517	66,519

* Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

3.	SEGMENT INFORMATION (continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 70% (2015: 73%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2016 and 2015.

	PRC		Canada		Others		Consolidated

	2016	2015	2016	2015	2016	2015	2016	2015

Property, plant and equipment	174,853	193,359	103,173	105,383	154,439	155,399	432,465	454,141
Investments in associates and a joint venture	3,451	3,499	—	816	26,544	24,098	29,995	28,413
Other non-current assets	6,593	7,087	731	694	98	47	7,422	7,828

(c)	Information about major customers

The current year’s revenue of approximately RMB9,659 million (2015: RMB14,692 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation.

4.	OIL AND GAS SALES

	2016	2015

Gross sales	124,648	150,618
Less: Royalties	(2,398)	(2,646)
PRC government’s share of oil	(925)	(1,375)

Oil and gas sales	121,325	146,597

5.	(LOSS)/PROFIT BEFORE TAX

The Group’s (loss)/profit before tax is arrived at after charging/(crediting):

	2016	2015

Crediting:
Interest income from bank deposits	(901)	(873)

Investment income:
– Fair value changes on other financial assets	(2,774)	(2,398)

Insurance compensation on disposal of property, plant and equipment	(520)	(560)

Charging:
Auditors’ remuneration
– Audit fee	47	45
– Other fees	6	12

	53	57

Employee wages, salaries, allowances and social security costs	6,403	6,924

Impairment and provision:
– Property, plant and equipment	10,768	2,358
– Trade receivables	1,439	4
– Others	(36)	384

	12,171	2,746

Depreciation, depletion and amortisation:
– Property, plant and equipment	68,303	72,293
– Intangible assets	1,020	1,306
– Less: Net amount capitalised	(416)	(160)

	68,907	73,439

Operating lease rentals:
– Office properties	485	438
– Plant and equipment	1,747	2,448

	2,232	2,886

Repairs and maintenance	4,052	5,034

Research and development costs	1,424	1,629

Loss on disposal of property, plant and equipment	78	718

6.	FINANCE COSTS

	2016	2015

Interest on bank loans	217	291
Interest on other loans	5,249	4,701
Other borrowing costs	25	76

Total borrowing costs	5,491	5,068
Less: Amount capitalised in property, plant and equipment	(1,430)	(1,385)

	4,061	3,683
Other finance costs:
Unwinding of discount on provision for dismantlement	2,185	2,435

	6,246	6,118

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.7566% to 7.875% (2015: from 0.735% to 7.875%) per annum during the year ended at 31 December 2016.

7.	INCOME TAX

An analysis of the tax (credit)/expense in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2016	2015

Current tax
Provision for PRC enterprise income tax on the estimated taxable profits for the year	7,547	9,990
Provision for overseas enterprise income tax on the estimated taxable profits for the year	2,983	3,501

Deferred tax
Temporary differences in the current year	(14,595)	(12,585)
Effect of changes in tax rates	(1,847)	(4,022)

Income tax credit for the year	(5,912)	(3,116)

7.	INCOME TAX (continued)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2016	2015
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	34.8	(5.8)
Effect of changes in tax rates	35.0	(23.5)
Tax credit from the government	8.3	(11.5)
Tax reported in equity-accounted entities	1.0	(0.4)
Tax losses previously not recognised	5.3	(1.9)
Others	2.7	(0.1)

Group’s effective income tax rate	112.1	(18.2)

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2016	2015

At 1 January	(1,948)	14,312
Credit to the profit or loss	(14,595)	(12,585)
Changes in tax rates	(1,847)	(4,022)
Charge to equity	(226)	141
Exchange differences	(558)	206

At 31 December	(19,174)	(1,948)

8.	DIVIDENDS

	2016	2015

Dividend per ordinary share:
2016 interim dividend - HK$0.12 (2015: interim dividend HK$0.25) per ordinary share	4,673	9,145
2015 final dividend - HK$0.25 (2014: final dividend HK$0.32) per ordinary share	9,571	11,274
Final dividend proposed at HK$0.23 (2015: HK$0.25) per ordinary share by the Board of Directors - not recognised as a liability as at the end of the year	9,096	9,397

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

9.	EARNINGS PER SHARE

	2016	2015

Earnings
Profit for the year attributable to owners of the parent for the basic and diluted earnings per share calculation	637	20,246

Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under the share option schemes	11,684,504	37,363,069

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,659,140,488	44,684,819,053

Earnings per share:
Basic (RMB Yuan)	0.01	0.45
Diluted (RMB Yuan)	0.01	0.45

10.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.

As at 31 December 2016 and 2015, substantially all the trade receivables were aged within 30 days. Substantially all customers have a good repayment history and no receivables are past due.

11.	TRADE AND ACCRUED PAYABLES

As at 31 December 2016 and 2015, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

12.	LOANS AND BORROWINGS

The details of note repaid during the year ended 31 December 2016 are as follows:

Repaid by	Maturity	Coupon Rate	Principal Amount USD million
CNOOC Finance (2013) Limited	Matured in 2016	1.125%	750

13. SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2015, as at 31 December 2015 and as at 31 December 2016	44,647,455,984	43,081

14.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Development Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2016, approximately 51.2% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

In 2016, we continued our efforts to lower cost and enhance efficiency through innovation in technology and management. Operating expenses per BOE decreased for the third consecutive year. Under low oil price environment, we attached more importance to cash flow management and maintained a healthy financial position.

2016 Overview

In 2016, the recovery of the global economy remained slow and uneven with divergent economic trends in major economies. The pace of U.S. economic recovery picked up while that of Eurozone was not firm and even subdued in Japan. Some emerging economies faced more challenges. In 2016, the economy of China was generally stable with notable progress and achievements, and recorded a 6.7% growth in its GDP for the year.

At the end of November 2016, OPEC reached the first production-cutting agreement in eight years and international oil price rebounded to over US$50 per barrel. In 2016, WTI crude oil price averaged US$43.34 per barrel, representing a decrease of 11.0% over the previous year; Brent crude oil price averaged US$45.13 per barrel, representing a decrease of 15.8% year over year.

Under the pressure of a persisting low oil price, the Company secured further benefit from the “Year of Quality and Efficiency” program, strictly and scientifically controlled capital expenditure and lowered costs and increased efficiency to consolidate the foundation for development and to pursue long-term sustainable development. In addition, the Chinese government enacted regulations of overall replacement of business tax with Value Added Tax (「VAT」) nationwide effective from May 1, 2016, and the 5% production tax had been transferred to regular VAT in independent oil and gas fields at the same time, which has positive effects on reducing the cost in the Company.

During the year, the Company realized a net production of 476.9 million BOE, representing a decrease of 3.8% over the previous year, which reached the annual production target. For exploration, the Company made breakthroughs domestically and overseas, consolidating our resources for sustainable development. New project construction progressed smoothly. All four new projects planned for 2016 have commenced production. HSE maintained a stable performance.

The Company maintained a solid financial condition in 2016. Oil and gas sales were RMB121,325 million (US$18,287.3 million, with the exchange rates applicable for 2016 at 6.6344), representing a decrease of 17.2% over the previous year. Net profit was RMB637 million (US$96.0 million), representing a decrease of 96.9% over the previous year.

As at 31 December 2016, the Company’s basic and diluted earnings per share were RMB0.01 and RMB0.01, respectively. The board of directors has recommended the payment of a final dividend of HK$0.23 per share (tax inclusive).

Looking into 2017, the global economy will continue to recover slowly and international oil prices will stay low despite of certain rebound. The external operating environment is likely to remain tough. In spite of this, the Company remains confident and persistent. We will further strengthen our operating strategies to meet our production and operation targets.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit decreased 96.9% to RMB637 million (US$96.0 million) in 2016 from RMB20,246 million in 2015, primarily as a result of the decrease in profitability under the low international oil price environment and impairment charge.

Revenues

Our Our oil and gas sales, realized prices and sales volume in 2016 are as follows:

	2016	2015	Change	Change (%)

Oil and gas sales (RMB million)	121,325	146,597	(25,272)	(17.2%)
Crude and liquids	106,448	128,929	(22,481)	(17.4%)
Natural gas	14,877	17,668	(2,791)	(15.8%)
Sales volume (million BOE)*	458.3	480.1	(21.8)	(4.5%)
Crude and liquids (million barrels)	387.6	404.0	(16.4)	(4.1%)
Natural gas (bcf)	410	444	(34)	(7.5%)
Realized prices
Crude and liquids (US$/barrel)	41.40	51.27	(9.87)	(19.3%)
Natural gas (US$/mcf)	5.46	6.39	(0.93)	(14.6%)
Net production (million BOE)	476.9	495.7	(18.8)	(3.8%)
China	311.1	323.4	(12.3)	(3.8%)
Overseas	165.8	172.3	(6.5)	(3.8%)

* Excluding our interest in equit-accounted investees.

In 2016, our net production was 476.9 million BOE (including our interest in equity-accounted investees), representing an decrease of 3.8% from 495.7 million BOE in 2015, mainly due to the quality improvement and efficiency enhancement, and the optimization of production plan under the low oil price environment. In addition, the wildfire in Canada caused production suspension brought further decrease in production. The decrease in crude and liquids sales was primarily due to lower realised oil prices and sales volume in 2016 compared to 2015. The decrease in natural gas sales was primarily due to lower China government state-prescribed price and decrease in downstream demand.

Operating expenses

Our operating expenses decreased 18.2% to RMB23,211 million (US$3,498.6 million) in 2016 from RMB28,372 million in 2015, attributable to effective cost control. The operating expenses per BOE decreased 14.9% to RMB50.6 (US$7.62) per BOE in 2016 from RMB59.4 (US$9.55) per BOE in 2015. Operating expenses per BOE offshore China decreased 10.9% to RMB 44.1 (US$6.65) per BOE in 2016 from RMB49.5 (US$7.96) per BOE in 2015. Overseas operating expenses per BOE decreased 20.1% to RMB64.1 (US$9.66) per BOE in 2016 from RMB80.2 (US$12.88) per BOE in 2015.

Taxes other than income tax

Our taxes other than income tax decreased 35.6% to RMB6,941 million (US$1,046.2 million) in 2016 from RMB10,770 million in 2015. The decrease was mainly due to the decrease in oil and gas revenue, in addition, the transfer from 5% production tax to regular VAT in independent oil and gas fields in China brought further decrease.

Exploration expenses

Our exploration expenses decreased 25.7% to RMB7,359 million (US$1,109.2 million) in 2016 from RMB9,900 million in 2015, due to the dry hole expense decreased significantly compared to 2015 under strengthening intensity of exploration appraisal during the year and reducing the proportion of high risk and high cost wells. Meanwhile, the seismic expense decreased as compared to 2015 under the circumstance of increasing workload of 3D seismic data collection, resulting from continued strengthening of geological research and improvement in the operation standards.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization decreased 6.2% to RMB68,907 million (US$10,386.3 million) in 2016 from RMB73,439 million in 2015, resulting from the decrease of production volume. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, increased 0.2% to RMB146.8 (US$22.12) per BOE in 2016 from RMB146.4 (US$23.53) per BOE in 2015.

The dismantlement-related depreciation, depletion and amortization costs decreased 55.7% to RMB1,569 million (US$236.5 million) in 2016 from RMB3,545 million in 2015. Our average dismantling costs per BOE decreased 54.0% to RMB3.42 (US$0.52) per BOE in 2016 from RMB7.43 (US$1.19) per BOE in 2015, primarily due to the fact that the expected dismantlement costs in independent oil and gas fields no longer included the relevant taxes after the replacement of business tax with VAT in China.

Impairment, provision and write off

Our impairment and provision increased 343.2% to RMB12,171 million (US$1,834.5 million) in 2016 from RMB2,746 million in 2015. In 2016, certain oil and gas properties located in North America, Europe and Africa were impaired, which was reflected by the revision of the estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. Meanwhile, the Company wrote off certain oil and gas assets in North America due to the expired lease contracts. Approximately RMB823 million was included in the exploration expenses and RMB605 million was included in the depreciation, depletion and amortisation charge, respectively. In addition, the company had an approximately RMB1,403 million bad debt provision which was classified as impairment and provision due to risk associated with the collection of Nigeria trade receivable.

Selling and administrative expenses

Our selling and administrative expenses increased 13.8% to RMB6,493 million (US$978.8 million) in 2016 from RMB5,705 million in 2015 due to the increasing of transportation costs in North America resulting from technology improvement of some production facilities. Our selling and administrative expenses per BOE increased 18.4% to RMB14.15 (US$2.13) per BOE in 2016 from RMB11.95 (US$1.92) per BOE in 2015.

Exchange losses, net

Our net exchange losses increased 452.4% to RMB790 million (US$119.1 million) in 2016 from RMB143 million in 2015, primarily as a result of the increase in exchange losses as a result of RMB, GBP and CAD fluctuation against the US dollars.

Investment income

Our investment income increased 15.7% to RMB2,774 million (US$418.1 million) in 2016 from RMB2,398 million in 2015, primarily attributable to the increase in return on corporate wealth management products and money market funds held by the Company.

Share of (losses)/profits of associates and a joint venture

Our share of losses of associates and a joint venture changed 104.0% to RMB76 million (US$11.5 million) in 2016, while in 2015 we shared profits of RMB1,903 million, primarily attributable to losses from sales of shares of Northern Crosss (Yukon) Limited located in Canada and decrease in profitability of some associates and a joint venture due to continuous decline in oil price.

Income tax credit

Our income tax credit increased 89.7% to RMB5,912 million (US$891.1 million) in 2016 from RMB3,116 million in 2015, mainly because of an increase in deferred tax credit recognized on temporary differences and tax losses in overseas and a decrease in income tax expense due to decreased profit in China. In addition, the UK government reduced the combined income tax rate on North Sea oil and gas activities from 50% to 40% and resulted in a one-time reversal of net deferred tax liability.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2016 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2016		2015	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	72,863	10,982.6	80,095	(7,232)	(9.0%)
Used in investing activities	(27,953)	(4,213.3)	(76,495)	48,542	(63.5%)
Used in financing activities	(43,240)	(6,517.5)	(6,893)	(36,347)	527.3%

Cash generated from operating activities

The cash inflow from operating activities decreased 9.0% to RMB72,863 million (US$10,982.6 million) in 2016 from RMB80,095 million in 2015, primarily attributable to the decrease in oil and gas sales cash inflows caused by the decline in international oil price.

Cash used in investing activities

In 2016, our capital expenditure (excluding acquisition) decreased 24.1% to RMB51,347 million (US$7,739.5 million) from 2015, because the Company reduced its capital expenditure on the basis of improving quality and efficiency in response to the challenges of low oil prices. Our development expenditures in 2016 were primarily related to the capital expenditure of offshore China, block in offshore Nigeria, deep-water Gulf of Mexico and Iraq technical service contract project, as well as the expenses incurred for improving recovery factors of the oilfields in production. The Company had no significant acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of RMB62,900 million (US$9,480.9 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of RMB81,675 million (US$12,310.8 million), and the decrease in our time deposits with maturity over three months in the amount of RMB1,180 million (US$177.9 million).

Cash used in financing activities

In 2016, the increase in net cash outflow from financing activities was mainly due to the repayment of bank borrowings of RMB23,412 million (US$3,528.9 million) and RMB4,866 million (US$733.4 million) from the repayment of guaranteed notes and the cash outflow from the distribution of dividends of RMB14,153 million (US$2,133.3 million), partially offset by the proceeds from bank loans of RMB4,293 million (US$647.1 million).

At the end of 2016, our total interest-bearing outstanding debt was RMB150,476 million (US$22,681.2 million), compared to RMB164,645 million at the end of 2015. The decrease in debt in 2016 was primarily attributable to repayment of bank loans and guaranteed notes. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 28.2%, lower than that of 29.9% in 2015. The main reason for the decrease was the decreased scale of interest-bearing debts.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2014	2015	2016
	(RMB million)
China
Development	49,128	25,187	15,048
Exploration	13,718	9,515	6,205

Subtotal	62,845	34,702	21,253

Overseas
Development	33,403	25,957	24,516
Exploration	9,455	5,201	2,964

Subtotal	42,858	31,158	27,480

Total	105,704	65,860	48,733

Note:	Capitalized interests for 2014, 2015 and 2016 were RMB1,842 million, RMB1,385 million and RMB1,430 million, respectively.

Others

Employees

As of 31 December 2016, the Company had 15,279 employees in China, 4,157 employees overseas and 282 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

CHARGES ON ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

CONTINGENCIES

(a)	Two oil spill accidents ( the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China Limited (together, the “Defendants”).The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim. CNOOC China Limited has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of the consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents (including the Claim disclosed in the paragraph above) in the consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the consolidated financial statements.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

(c)	On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located in south of Fort McMurray, Alberta, Canada. The root cause of the rupture was a thermally-driven upheaval buckling of the pipeline and the subsequent cooldown during the turnaround. This was the result of using an incompatible pipeline design for the muskeg ground conditions. Nexen has submitted investigation findings to the Alberta Energy Regulator, who is still in the process of completing their investigation. The Company is still in the process of evaluating the financial impact of the incident.

The Company places great emphasis on operation safety and has taken measures to minimize the spill’s impact on the environment and wildlife. Since the incident, the Company has been working together with relevant regulatory agencies and has completed clean up at the spill site, with one spring sampling session scheduled for 2017. Nexen is cooperating with the investigation of regulatory agencies.

On 15 January 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. The root cause of the explosion was a result of work being performed that was outside of the scope of approved work activities. The Company is still in the process of evaluating the financial impact of the incident.

The Company maintains insurance policies that provide coverage against property damage, third party pollution clean-up and well control losses. The Company has submitted claims to its insurers on these recent Long Lake losses and each claim is being investigated.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

EXCHANGE RATE

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2016 have been made at the rate of RMB6.6344 to US$1 (2015: RMB6.2245 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

DIVIDENDS

An interim dividend of HK$0.12 (tax inclusive) per share was declared on 24 August 2016, and paid to the shareholders of the Company on 13 October 2016.

The Board recommended a payment of a final dividend of HK$0.23 (tax inclusive) per share for the year ended 31 December 2016 payable on 18 July 2017 to all shareholders on the register of members of the Company on 16 June 2017 subject to shareholders’ approval.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2016 FINAL DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2016 final dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 16 June 2017 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2016 final dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2016 final dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 16 June 2017. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the Shenzhen-Hong Kong Stock Connect investors), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2016 final dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People's Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 9 June 2017.

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 16 June 2017. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group’s consolidated financial statements for the year ended 31 December 2016, including the accounting policies and practices adopted by the Group and have discussed the risk management, internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2016.

This announcement has been based on the Group’s consolidated financial statements for the year ended 31 December 2016 which have been agreed with the auditors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2016.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 23 May 2017 (Tuesday) to 26 May 2017 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the AGM, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 22 May 2017 (Monday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 12 June 2017 (Monday) to 16 June 2017 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 9 June 2017 (Friday).

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2016, except for the deviation from the code provisions (“Code Provisions”) A.2.1 and A.4.1 of the Corporate Governance Code and Corporate Governance Report set out in Appendix 14 to the Listing Rules (“Corporate Governance Code”), the Company has complied with relevant Code Provisions of the Corporate Governance Code. The following summarises the requirement under the above-mentioned Code Provisions A.2.1 and A.4.1 and the reason for such deviation.

CG Code Provision A.2.1

Under CG Code provision A.2.1, the roles of Chairman and Chief Executive Officer should be separate and not be performed by the same individual.

Mr. Yang Hua assumes both the roles of the Chairman and the Chief Executive Officer as he is familiar with the culture and operations of the Company and has extensive experience in oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Board and the management of the Company. The Company has established board committees (namely, Audit Committee, Remuneration Committee and Nomination Committee), whose members comprise Independent non-executive Directors and are responsible for important corporate governance functions. In particular, the Audit Committee of the Company is responsible for overseeing and monitoring the risk management and internal control systems of the Company, to support the Board in discharging its responsibilities and to ensure the adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems. The four Independent Non-executive Directors who possess balance of skills and experience appropriate to the business of the Company also contribute valuable independent views to the Board. The Directors consider that although Mr. Yang Hua serves as both the Chairman and Chief Executive Officer, there are sufficient checks and balances at the board level.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years (with the exception of Mr. Kevin G. Lynch, who was appointed on 1 March 2014 and was re-elected at the annual general meeting of the Company on 23 May 2014). The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (the “Code of Ethics”), which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2016, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2016, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website in due course.

By Order of the Board
CNOOC Limited
Yang Hua
Chairman

Hong Kong, 23 March 2017

As at the date of this announcement, the Board comprises:

Executive Directors Yang Hua (Chairman) Yuan Guangyu Non-executive Directors Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the last fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

Reshaping Cost Competitiveness

Steady Progress Made in All Businesses in 2016

(Hong Kong, March 23, 2017) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its 2016 annual results for the year ended December 31, 2016.

In 2016, the Company has overcome many difficulties and made smooth progress in exploration, development and production, and continued to maintain a reasonable ratio of exploration investment, and ensured the mid to long-term sustainable development with a higher workload. During the year, the Company made 14 commercial discoveries and successfully appraised 25 oil and gas structures. Oil and gas reserves made by independent new discoveries in offshore China continued to maintain at a higher level. New breakthroughs have also been made in explorations in new areas, while multiple overseas large-scale high-quality projects are progressing smoothly. Reserve replacement ratio excluding economic revisions was 145% for the year despite the low oil prices. As at the end of 2016, the Company’s net proved reserves were approximately 3.88 billion barrels of oil equivalent (BOE).

The Company successfully met its annual oil and gas production target upon further Capex cuts, with net oil and gas production reaching 476.9 million BOE. The four projects planned for 2016 have commenced production smoothly during the year, including Kenli 10-4 oilfield, Panyu 11-5 oilfield, Weizhou 6-9/6-10 comprehensive adjustment project and Enping 18-1 oilfield.

For the last three years, the Company has unrelentingly pursued a management concept centered around cost control and improved efficiency, and formulated a workable and development plan. In 2016, the Company paid further attention to quality and efficiency and struck a balance between the Company’s short-term survival and long-term development. It pursued growth with value, in order to make the production output more efficient. As a result, its ability for sustainable development has improved overall.

In 2016, the Company’s average realized oil price was US$41.40 per barrel, representing a decline of 19.3% year-over-year (yoy), while the average realized natural gas price was US$5.46 per thousand cubic feet, representing a decline of 14.6% yoy. In addition, the Company’s oil and gas sales revenue was RMB121.3 billion, representing a decline of 17.2% yoy. In the face of oil price fluctuations – which are beyond the Company’s control – the Company has consistently put efficiency enhancement as the key in dealing with industry cycles. In 2016, the Company’s all-in cost was US$34.67 per BOE, a decrease of 12.9% yoy. The net profit was RMB637 million.

During the year, the Company’s capital expenditures were RMB49.0 billion, representing a decrease of 26.3% yoy.

In 2016, the Company’s basic earnings per share was RMB 0.01. The Board of Directors have proposed a year-end dividend of HK$0.23 per share (tax inclusive).

Mr. Yang Hua, Chairman and CEO of CNOOC Limited, said, “In 2016, the Company has maintained a strong cost competitiveness despite low oil prices and sluggish global economic growth. The Company unrelentingly pursued a management concept centered around cost control and improved efficiency, maintained prudent financial policies, and realized sound and steady growth in every business. Looking ahead, the Company will continue to adhere to a value-driven approach and enhance the core competitiveness of the core oil and gas business, so as to secure the long and sustainable development of the Company.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Mr. Yan Cao

Deputy General Manager, Investor Relations Department

CNOOC Limited

Tel: +86-10-8452-1417

Fax: +86-10-8452-1441

E-mail: caoyan@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852 2894 6263

Fax: +852-2576 1990

E-mail: HL.Wong@hkstrategies.com